May 14, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Ms. Sara von Althann

Re:                             Tremont Mortgage Trust

Registration Statement on Form S-11 (SEC File No. 333-231224)

Acceleration Request

Requested Date:      Thursday, May 16, 2019

Requested Time:      3:30 p.m. Eastern Time

Dear Ms. von Althann:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Tremont Mortgage Trust that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern time, on May 16, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of the Preliminary Prospectus dated May 14, 2019 (the “Preliminary Prospectus”) as appears to be reasonable to secure the adequate distribution of the Preliminary Prospectus.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle McDonnell
Name:	Kyle McDonnell
Title:	Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam Pozza
Name:	Adam Pozza
Title:	Director

[Signature Page to Acceleration Request]